September 26, 2023

VIA ELECTRONIC FILING

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Niagara Income Opportunities Fund

Ladies and Gentlemen:

On behalf of Niagara Income Opportunities Fund (the "Registrant"), we hereby electronically file, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act") and the Securities Act of 1933, as amended (the "1933 Act"), the Registrant's Registration Statement on Form N-2 under the 1940 Act and 1933 Act.

If you have any questions concerning this filing, please contact the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport
Senior Counsel
Thompson Hine LLP